UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                                October 28, 2002


                             WESTERN OIL SANDS INC.
             (Exact name of registrant as specified in its charter)


                         Suite 2400, Ernst & Young Tower
                             440 Second Avenue S.W.
                        Calgary, Alberta, Canada T2P 5E9
                                 (403) 223-1700
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

         Form 20-F         [_]      Form 40-F        [X]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes      [_]      No       [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

On October 24, 2002, Western Oil Sands Inc. filed its Amended Management's Discussion and Analysis and Interim Unaudited Consolidated Financial Statements for the period ended September 30, 2002, a copy of which is attached as Exhibit 99.1, which is incorporated by reference in this Form 6-K.

    Exhibit No.       Description
    -----------       -----------

    99.1 Amended Management's Discussion and Analysis and Interim Unaudited Consolidated Financial Statements for the period ended September 30, 2002

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   WESTERN OIL SANDS INC.


                                   By:  /s/ David A. Dyck
                                        ---------------------------------------
                                        Name:   David A. Dyck
                                        Title:  Vice President, Finance and
                                                Chief Financial Officer



Date:  October 28, 2002

                                  EXHIBIT INDEX

    Exhibit No.       Description
    -----------       -----------

    99.1 Amended Management's Discussion and Analysis and Interim Unaudited Consolidated Financial Statements for the period ended September 30, 2002